Exhibit 97.1

Kinder Morgan, Inc.
Executive Compensation Clawback Policy
(Effective December 1, 2023)

The board of directors (the “Board”) of Kinder Morgan, Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt a policy providing for the Company’s recoupment of certain incentive compensation received by Executive Officers in the event of a restatement of the Company’s financial statements as described herein. This policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “NYSE Rules”). Capitalized terms used and not otherwise defined in this policy have the meanings assigned in Section 6.
1.Purpose. The purpose of this policy is to describe the circumstances in which Executive Officers will be required to repay or return Erroneously Awarded Compensation to the Company.
2.Administration. This policy shall be administered by the Compensation Committee of the Board (if composed entirely of independent directors or, in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals.

3.Application. In the event of an Accounting Restatement, the Company will reasonably promptly recover any Erroneously Awarded Compensation received in accordance with NYSE Rules and Rule 10D-1 as follows:
a.After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
i.The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 3(b) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in settlement and satisfaction of an Executive Officer’s obligations hereunder.
ii.To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable law, any such reimbursed amounts will be credited to the amount of Erroneously Awarded Compensation that is subject to recovery from such Executive Officer under this policy.
iii.To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer.
b.Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 3(a) above if the Committee determines that recovery would be impracticable and any of the following conditions are met:
i.The direct expenses paid to a third party to assist in enforcing this policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the NYSE; or
ii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
4.Indemnification Prohibited. The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this policy, or (ii) any claims relating to the Company’s enforcement of its rights under this policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer from the application of this policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this policy shall supersede any such agreement (whether entered into before, on or after the effective date of this policy).
5.Disclosure Requirements. The Company shall file all disclosures with respect to this policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.
6.Definitions.
a.“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
b.“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an

Executive Officer at any time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).
c.“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below).
d.“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Clawback Eligible Incentive Compensation based on (or derived from) the Company’s stock price or total shareholder return, Erroneously Awarded Compensation shall be determined and documented in accordance with Section 303A.14(c)(1)(iii) of the NYSE Rules.
e.“Executive Officer” means any current or former “officer” of the Company, as determined by the Board in accordance with Rule 16a-1(f) under the Exchange Act.
f.“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
g.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
h.“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
7.Enforceability; Other Recovery Rights. This policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE and subject to applicable state law, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this policy. Any right of recovery under this policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.